May 2, 2008

Robert L. Lerner
RFMC Global Directional Fund, LP
c/o Ruvane Fund Management Corporation
4 Benedek Road
Princeton, NJ 08540

Re: **RFMC Global Directional Fund, LP**
   Amendment No. 1 to Registration Statement on Form 10
   Filed April 1, 2008
   File No. 000-53118

Dear Mr. Lerner:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please note that page numbers refer to the printed EDGAR version of this document.

General

1.   Please tell us whether this is a mandatory registration of the outstanding securities under Section 12(g) of the Securities Exchange Act or whether this is a voluntary filing. If this is voluntary, please tell us the purpose of the registration of this class of securities.

2.   Please note that the Form 10 goes effective by lapse of time 60 days after the date
        filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that
        time, you will be subject to the reporting requirements under Section 13(a) of the
        Securities Exchange Act of 1934. In addition, we will continue to review your
        filing until all of our comments have been addressed.

3.   Please tell us whether this registration statement is subject to U.S. Commodities
        Future Trading Commission disclosure rules and regulations and whether it has
        been submitted for review to the National Futures Association.

4.   We note that you have not included a website. If applicable, please disclose your
        website address in the registration statement.

5.   Please number the pages in your next amendment.

Business, page 2

6.   We note you are registering "units" of a limited partnership and that the units
        themselves are divided into two classes that then comprise different series, each
        of which pays different amounts of management fees and incentive allocations. It
        appears that you are, in fact, selling two or more separate classes of securities.
        Please revise to register separately each class of securities or tell us why you
        believe it is appropriate to only register units of the limited partnership.

7.   We note that you have disclosed generally that management fees and incentive
        allocation will vary among the different classes and/or series. Please revise the
        disclosure to describe each class and series of units in much greater detail,
        including a discussion of whether each class and series will reflect investments in
        a separate pool of assets or whether all classes and series will represent an
        investment in the Partnership and whether class and/or series eligibility is subject
        to minimum investment amounts.

8.   Please revise this section to disclose the current holdings in the Partnership's
        portfolio.

Trading Program

Allocation of Capital, page 6

9.   Please disclose whether the trading program will consist only of positions on
        futures and forward contracts or whether it will also include equity securities,
        bonds, or other instruments. Also, please clarify that the trading program simply
        guides the trading advisor's investment decisions on behalf of the Partnership.

Organizational and Initial Offering Costs

10.   Please revise to clarify when the General Partner will be obligated to pay the organizational and initial offering expenses. Currently, it is not clear whether this is a one-time payment or a recurring obligation. If these amounts have already been paid, please revise to clarify and to disclose the actual amounts.

Management of Other Accounts by the Advisor and the General Partner, page 12

11.   Please quantify the number of other accounts managed by the Advisor and its affiliates.

12.   Please provide the name of the other limited partnership for which Ruvane Fund Management Corporation is the general partner and disclose whether the Partnership competes with that fund for positions in the market.

Risk Factors

13.   Please revise to include risk factors addressing the risks posed to investors by the various conflicts of interests discussed beginning on page 11.

Experience of the General Partner; Reliance on Key Individuals, page 17

14.   Please provide the names of the "key individuals" on which the trading advisor relies.

Limited Partners Will Not Participate in Management, page 18

15.   Please expand this risk factor to describe the particular risks to investors in greater detail.

Management's Discussion and Analysis of Financial Condition and Results of Operations

16.   Please revise to quantify the "substantial" trading profits that are needed to avoid depleting and exhausting your assets from the payment of fees and expenses.

Results of Operations, page 21

17.   Please quantify the profitability/nonprofitability results for the months discussed in the second paragraph.

Security Ownership of Certain Beneficial Owners and Management, page 25

18.   Please revise to disclose the class and series of limited partnership interests held

by Hartz Capital Investments, LLC.

Directors and Executive Officers, page 25

19.   Please furnish the information required by Item 401 of Regulation S-K for each
director and executive officer for the General Partner and Trading Advisor,
including age, term of office, and business experience for the past five years.

Financial Statements

Significant Accounting Policies

Cash and Cash Equivalents, page F-8

20.   Please disclose the amount of cash required retained to meet margin requirements.

Administrative Expenses, page F-11

21.   It appears from your disclosure that you have been amortizing organizational
costs over a period of up to 12 months. Please tell us how your accounting policy
for organizational costs is consistent with GAAP. Reference is made to paragraph
8.20 of the AICPA's audit guide for investment companies.

*   *   *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Accountant at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Pete Schultz (*via fax*)